Agencia Comercial Spirits Ltd

September 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Amy Geddes
Angela Lumley
Alyssa Wall
Taylor Beech

Re:	Agencia Comercial Spirits Ltd Registration Statement on Form F-1, as amended (File No. 333- 288600) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations (“Rule 461”) under the Securities Act of 1933, as amended, Agencia Comercial Spirits Ltd (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”) to become effective at 4:00 p.m., Eastern Time, on Tuesday, September 30, 2025, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Concord & Sage PC.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Commission today.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Agencia Comercial Spirits Ltd

/s/ Tsai Yi Yang
Name:	Tsai Yi Yang
Title:	Chief Executive Officer